John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

June 27, 2011

Mr. John Grzeskiewiez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 811-22504 and 333-171178)

Dear Mr. Grzeskiewiez:

On June 24, 2011, you provided my colleague with telephonic comments relating to the June 14, 2011 Pre-Effective Amendment No. 2 filing to the Trust’s Registration Statement relating to its initial series – the Tarkio Fund (the “Fund”).  You asked that the Trust confirm that for the current fiscal year of the Fund, its “other expenses” are estimated to be less than 1 basis point and, as such, the “other expenses” column of the fee table listing 0.00% is an accurate estimate.  The Trust confirms this statement.

Additionally, as discussed via telephone, contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust and its principal underwriter will file a request for acceleration of effectiveness of the Trust’s Registration Statement seeking effectiveness on June 28, 2011 at 12:00 p.m. Eastern Time.

*

*

 *

The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively